FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     Special
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month                         March                                 1998
--------------------------------------------------------------------------------


                                REUTERS GROUP PLC
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                          Form 20-F [X]    Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                Yes [ ]    No [X]


THIS SPECIAL REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, REGISTRATION STATEMENT NO. 33-27879 ON FORM S-8, REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

                            DESCRIPTION OF SECURITIES
                            -------------------------

         Set forth below is certain information concerning the share capital of Reuters Group PLC, an English company ("Reuters"), and a summary of certain provisions of a Deed of Mutual Covenant, dated February 18, 1998 (the "Deed of Mutual Covenant"), Reuters Memorandum and Articles of Association (the "Articles"), the Memorandum and Articles of Association of Reuters Founders Share Company Limited (the "Founders Share Company"), and the Deposit Agreement dated as of February 18, 1998 (the "Deposit Agreement"), among Reuters, Morgan Guaranty Trust Company of New York, as Depositary (the "Depositary"), and the holders from time to time of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") each representing six Ordinary Shares of 25p each in the capital of Reuters ("Ordinary Shares"). The information is intended to comply with Item 14, "Description of Securities to be Registered", of Form 20-F. Such information and summary do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which have been filed with the Securities and Exchange Commission (the "Commission"), and to Item 4 of Reuters Annual Report on Form 20-F for the fiscal year ended December 31, 1997 filed with the Commission.

                          DESCRIPTION OF SHARE CAPITAL
                          ----------------------------

         As used below, the term "holder" refers to the person registered in Reuters register of members as the holder of the relevant share and the term "beneficial owner" refers to a person other than the holder who has a beneficial interest in the relevant share. The Depositary is the holder of those Ordinary Shares represented by ADSs against which ADRs are issued by the Depositary pursuant to the Deposit Agreement. See "Description of ADRs" below.

GENERAL
-------

         The authorized share capital of Reuters is (pound)525,000,001 which is divided into 2,100,000,000 Ordinary Shares and one Founders Share of (pound)1 (the "Founders Share").

         At February 18, 1998, 1,407,146,996 Ordinary Shares (excluding 10,184,697 Ordinary Shares owned by certain Employee Share Ownership Trusts) were outstanding and held by approximately 26,179 shareholders and the Founders Share was outstanding and held by the Founders Share Company.

         All of the outstanding Ordinary Shares are fully paid. Accordingly, no further contribution of capital may be required by Reuters from the holders of such shares.

         Under the Articles the special rights described below attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The Founder Share Company is a company limited by guarantee consisting of individuals (the "Reuter Trustees") who constitute both its members and directors.

DIVIDENDS
---------

         Holders of Ordinary Shares are entitled to participate in the payment of dividends pro rata to their holdings. The Founders Share is not entitled to participate in the payment of dividends. The Board of Directors may propose and pay interim dividends, and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law. A final dividend may be declared by the shareholders in general meeting (by ordinary resolution requiring a simple majority of the votes cast) but no dividend may be declared in excess of the amount recommended by the Board. Failure to obtain shareholder approval does not affect any previously paid interim dividends.

         Reuters may allot Ordinary Shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the UK in local currencies and pay such dividends to the Depositary for value on the payment date.

RIGHTS IN A WINDING UP
----------------------

         If Reuters is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of Ordinary Shares and the Founders Share, pro rata to their holdings, the assets of Reuters (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to (pound)1 and no more.

VOTING RIGHTS
-------------

         RIGHTS CONFERRED BY ORDINARY SHARES. Voting at a general meeting of shareholders is by show of hands of the holders of Ordinary Shares unless, before or on making known the result, voting by reference to the number of Ordinary Shares held by each holder who is present or represented at the meeting (a "poll") is demanded in accordance with the Articles. If voting is by show of hands, each holder of Ordinary Shares who is present in person shall have one vote. On a poll every holder of Ordinary Shares who is present in person or by proxy shall have one vote for every Ordinary Share held.

         Holders of Ordinary Shares may be disenfranchised under certain circumstances. See "Restrictions on Ownership" below.

         RIGHTS CONFERRED BY FOUNDERS SHARE. Notwithstanding the voting rights conferred by the Ordinary Shares described above, the Founders Share confers upon the Founders Share Company the right on any resolution, the passing of which would be a variation or abrogation of the rights attached to the Founders Share, to cast such number of votes as are necessary to ensure the defeat of such resolution. The Articles provide that the alteration of certain specified articles (relating to the rights of the Founders Share and to certain trust principles that are generally intended to preserve Reuters integrity and independence in the supply of news services) are deemed to constitute a variation of the rights attached to the Founders Share. In addition, any resolution proposing the winding up of Reuters voluntarily, by the Court, or any reconstruction of Reuters, or any resolution which would attach to any share voting rights not identical in all respects with those attached to the Ordinary Shares, is deemed to be a variation of the rights attached to the Founders Share.

         Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates (as such term is defined in the Articles), if any, has or have obtained or is or are attempting to obtain, directly or indirectly, control of Reuters, the Founders Share Company is entitled in its absolute discretion to serve or cause to be served on Reuters a written notice, signed by any one or more of the Reuter Trustees (a "Founders Share Control Notice"), to the effect that the Founders Share Company is of that opinion. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting of Reuters (disregarding the voting rights of the Founders

Share and including in the calculation any Ordinary Shares disenfranchised pursuant to the Articles). If a director of Reuters becomes aware of any facts that might lead to the directors and/or the Founders Share Company taking the view that a Founders Share Control Notice should be served, he is required to inform the other directors of these facts without delay and the directors are required to give notice of them to the Founders Share Company forthwith. At all times after the service of a Founders Share Control Notice, and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favor of which it votes, and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

         The Founders Share Company is entitled at any time to serve upon Reuters a written request for an extraordinary general meeting of Reuters and the directors of Reuters are obligated to comply with such request. If they do not comply, the Founders Share Company is entitled itself to convene an extraordinary general meeting of Reuters. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting of Reuters without first requesting that the directors do so.

         Any two Reuter Trustees can bind all Reuter Trustees to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Reuter Trustees is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Reuter Trustee who is associated with or materially financially interested in the person attempting to obtain control of Reuters).

RESTRICTIONS ON OWNERSHIP
-------------------------

         ORDINARY SHARES. Under the Articles, a person is "interested" in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust (including a reversionary interest, an interest in remainder or as a discretionary object) or if he controls the voting rights of others, and even though the interest may be a joint interest or may be subject to restraint or restriction. The definition of "interest in shares" in the Articles is currently made by reference, with specified variations, to certain provisions of the Companies Act 1985 of Great Britain, as amended (the "Companies Act").

         DISCLOSURE OF INTERESTS IN ORDINARY SHARES. The Articles provide for the disclosure of interests in shares and, by reference to the Companies Act provisions mentioned above, with specified variations, require any person who becomes or ceases to have an interest of 10% or more, or a material interest of 3% or more, of the Ordinary Shares to notify Reuters, and any person having such an interest to notify any change in the percentage level thereof. Under the relevant provisions of the Companies Act as currently in force, if a person acquires an "interest" (as defined therein, in a manner similar but not identical to the definition under the Articles) in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obligated to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a "material interest" (defined as meaning all interests in shares subject to certain exceptions, including an exception for interests arising by virtue of certain investment management arrangements) the 10% percentage referred to above is reduced to 3%.

         The Articles provide for disenfranchisement of shares which are the subject of a notice under Section 212 of the Companies Act (which allows a company to require disclosure of certain details concerning ownership of its shares) if the persons served with any such notice are in default in answering any such notice. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends in addition to disenfranchisement if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a Section 212 notice in respect of these shares, the Articles provide that the Founders Share Company may require the directors of Reuters to apply to the Court for such order as may be appropriate.

         DISENFRANCHISEMENT AND DISPOSALS OF EXCESS INTERESTS. Subject to certain exceptions described below, certain restrictions apply to persons that become "interested" (as defined in the Articles) in 15% or more of the Ordinary Shares. If any person (a "Relevant Person") becomes interested in 15% or more of the outstanding shares ("Relevant Shares"), the directors of Reuters are required to serve a notice (a "Restriction Notice") on that Relevant Person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled in respect of such shares to receive notice of, attend or vote (either in person or by proxy) at any general meeting of Reuters or at any meeting of the holders of any class of shares of Reuters. In addition, a Restriction Notice will require the Relevant Person to dispose of such number of Relevant Shares as will cause that person to cease to be a Relevant Person and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors of Reuters consider reasonable. If such a disposition is not made by the Relevant Person within such period, the directors of Reuters shall, so far as they are able and in such manner, at such time and on such terms as the directors shall determine, dispose of that number of the Relevant Shares as will cause the Relevant Person to cease to be a Relevant Person (such a disposition may be made by means of an instruction to effect an electronic transfer in the case of uncertificated shares). The net proceeds of the disposition shall be paid, without interest, to the former registered holder of the Relevant Shares.

         If the directors of Reuters resolve that they have reasonable cause to believe that a person is or may be a Relevant Person and that they have made reasonable inquiries to establish whether he is or not, but that such inquiries have not been answered or fail to establish whether he is or not, he shall be deemed to be a Relevant Person until such time as the directors resolve that they are satisfied that he is not. If the directors resolve that they have reasonable cause to believe that any shares of Reuters are or may be shares in which a Relevant Person is interested and that they have made reasonable inquiries to establish whether they are or not, but that such inquiries have not been answered or fail to establish whether they are or not, such shares shall be deemed to be shares in which such Relevant Person is interested until such time as the directors resolve that they are satisfied that they are not. Neither Reuters nor the directors shall be obligated to serve any notice provided for by the provisions of the Articles concerning restrictions on ownership on any person if they do not know either his identity or his address. The directors may assume without inquiry that a person is not a Relevant Person unless the information in the appropriate registers kept by Reuters indicates to the contrary or the directors have reason to believe otherwise. The Articles provide that, in the latter case, the directors shall make reasonable inquiries to discover whether anyone is a Relevant Person. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

         No restrictions apply to an ADR custodian (or depositary) serving in its capacity as such. However, the restrictions may apply to holders of ADSs. The restrictions are subject to certain modifications where a person becomes interested in 15% or more of the issued shares of any class by reason of a rights issue or an underwriting in the ordinary course of a business which includes underwriting offers of securities.

         THE FOUNDERS SHARE. Ownership of the Founders Share is restricted to the Founders Share Company. Under its Memorandum of Association, the Founders Share Company is not permitted, directly or indirectly, to dispose of, or permit or procure the disposition of, the Founders Share or of any interest therein, or to grant, or permit or procure the grant of, any rights in respect of the Founders Share or any interest therein, whether directly or indirectly, and whether by one or more operations or omissions.

PREEMPTIVE RIGHTS, NEW ISSUES OF SHARES AND REPURCHASE OF SHARES
----------------------------------------------------------------

         Holders of Ordinary Shares have no preemptive rights under the Articles. However, the ability of the directors to cause Reuters to issue shares, securities convertible into shares or rights to shares (otherwise than pursuant to an employee share scheme) is restricted.

         Under Section 80 of the Companies Act the directors of a company are, with certain exceptions, unable to allot relevant securities as defined therein (which term would include all equity securities within the meaning of Section 89 of the Companies Act, such as Ordinary Shares) without express authorization, which may be contained in a company's Articles of Association or given by its shareholders in general meeting but which in either event cannot last for more than five years. Section 89 of the Companies Act imposes further restrictions on the issue of equity securities as defined therein (which term would include Ordinary Shares) for cash other than issue by way of rights to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company's Articles of Association.

         At Reuters 1998 Annual General Meeting to be held on April 21, 1998 (the "AGM"), a resolution will be proposed to authorize the directors to allot relevant securities, as defined in Section 80 of the Companies Act, up to an aggregate nominal amount (pound)170,667,076, until the earlier to occur of Reuters Annual General Meeting in 1999 or July 21, 1999. The resolution will also authorize equity securities as defined in Section 94 of the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities (except for shares issued pursuant to employee share schemes) will be limited to an aggregate of (pound)17,716,646 in nominal value.

         Subject to applicable provisions of English law, Reuters may purchase Ordinary Shares. At the AGM a resolution will be proposed to give Reuters general authority to repurchase up to 141,733,169 Ordinary Shares at prices ranging from 25p and not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made.

CREST SETTLEMENT SYSTEM
-----------------------

         In accordance with English law, holders of Ordinary Shares may elect to hold such shares through the CREST settlement system. No share certificates will be issued in respect of such Ordinary Shares, which will be represented by electronic book entries.

JOINT HOLDERS
-------------

         In the case of Ordinary Shares held outside the CREST system, share certificates registered in the names of two or more persons are deliverable to any one of them named in the register of members. If two or more such persons tender a vote, the vote of the person whose name first appears in the register of members will be accepted to the exclusion of any other. Notices will be sent, in the case of joint holders, to the one first named in the register of members. Dividends, however, are payable to any one of the joint holders of a share. The directors may refuse to register more than four persons as the joint holders of any share.

                               DESCRIPTION OF ADRs
                               -------------------

         The following is a summary of certain provisions of the Deposit Agreement, among Reuters, the Depositary and the registered holders from time to time of the ADRs issued thereunder ("ADR Holders"). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the "Principal New York Office"), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

         ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date of this Report, the right to receive six Ordinary Shares deposited under the Deposit Agreement (together with any additional Ordinary Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Ordinary Shares, the "Deposited Securities") with the Custodian under the Deposit Agreement (together with any successor or successors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and Reuters as ADR Holders.

DEPOSIT, TRANSFER AND WITHDRAWAL
--------------------------------

         In connection with the deposit of Ordinary Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order a ADR or ADRs evidencing the number of ADSs representing such deposited Ordinary Shares (a "Delivery Order"); (b) proper endorsements or duly executed instruments of transfer in respect of such deposited Ordinary Shares;
(c) instruments assigning to the Depositary or its nominee any distribution on or in respect of such deposited Ordinary Shares or indemnity therefor; and (d) proxies entitling the Depositary to vote such deposited Ordinary Shares. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Depositary or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement.

         After any such deposit of Ordinary Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall execute and deliver at the Transfer Office, (the "Transfer Office"), which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from Reuters or any registrar, transfer agent, clearing agent or other entity recording Reuters Ordinary Share ownership or transactions; or, (c) unless requested in writing by Reuters to cease doing so at least two business days in advance of the proposed deposit, other rights to receive Ordinary Shares (until such Ordinary Shares are actually deposited pursuant to (a) or (b) above, "Pre-released ADRs") only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or US government securities held by the Depositary for the benefit of ADR Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs represents and agrees in writing with the Depositary that such recipient or its customer (a) beneficially owns such Ordinary Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Ordinary Shares for the account of the Depositary and (d) will deliver such Ordinary Shares to the Custodian as soon as practicable and promptly upon demand therefor and (iii) all Pre-released ADRs evidence not more than 15 per cent of all ADSs (excluding those evidenced by Pre-released ADRs). The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Ordinary Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Ordinary Shares under the Deposit Agreement represents and warrants that such Ordinary Shares are validly issued and outstanding, fully paid, nonassessable and free of preemptive rights, that the person making such deposit is duly authorized to do so and that such Ordinary Shares (A) are not "restricted securities" as such term is defined in Rule 144 under the US Securities Act of 1933 (the "Securities Act") unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Ordinary Shares and issuance of ADRs.

         Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the ADR Holder thereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by the ADRs. At the request, risk and expense of the ADR Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the ADR Holder subject to the applicable laws in England and Wales. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

DISTRIBUTIONS ON DEPOSITED SECURITIES
-------------------------------------

         Subject to the terms and conditions of the Deposit Agreement and any restrictions imposed by UK law, regulation or applicable permit, to the extent practicable, the Depositary will promptly distribute by mail to each ADR Holder entitled thereto on the record date set by the Depositary therefor at such ADR Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADRs:

(A) CASH:
    Any US dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in the Deposit Agreement ("Cash"), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR Holders, and
    (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(B) SHARES:
    (i) Additional ADRs evidencing whole ADSs representing any Ordinary Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Ordinary Shares (a "Share Distribution") and (ii) US dollars available to it resulting from the net proceeds of sales of Ordinary Shares received in a Share Distribution, which Ordinary Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(C) RIGHTS:
    (i) Warrants or other instruments in the good faith discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Ordinary Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that Reuters timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (Reuters has no obligation to so furnish such evidence), or (ii) to the extent Reuters does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent Reuters does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse); and

(D) OTHER DISTRIBUTIONS:
    (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem, after consultation with Reuters to the extent practicable, lawful, equitable or practicable, or (ii) to the extent the Depositary deems, after consultation with Reuters to the extent practicable, distribution of such securities or property not to be lawful, equitable or practicable, any US dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

         Such US dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions).

         To the extent that the Depositary determines in its good faith discretion, after consultation with Reuters to the extent practicable, that any distribution is not practicable with respect to any ADR Holder, the Depositary may make such distribution as it so deems practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof).

         THERE CAN BE NO ASSURANCE THAT THE DEPOSITARY WILL BE ABLE TO EFFECT ANY CURRENCY CONVERSION OR TO SELL OR OTHERWISE DISPOSE OF ANY DISTRIBUTED OR OFFERED PROPERTY, SUBSCRIPTION OR OTHER RIGHTS, ORDINARY SHARES OR OTHER SECURITIES IN A TIMELY MANNER OR AT A SPECIFIED RATE OR PRICE, AS THE CASE MAY BE.

DISCLOSURE OF INTERESTS
-----------------------

         To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Ordinary Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, all ADR Holders agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any of Reuters instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Reuters instructions.

         Notwithstanding any provision of the Deposit Agreement, each ADR Holder agrees to provide such information as Reuters may request in a disclosure notice (a "Disclosure Notice") given pursuant to the Companies Act or the Articles. In the Deposit Agreement each ADR Holder acknowledges that it understands that failure to comply with a Disclosure Notice may result in the imposition of sanctions against the holder of the Ordinary Shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act and the Articles which currently include the withdrawal of the voting rights of such Ordinary Shares and the imposition of restrictions on the rights to receive dividends on and to transfer such Ordinary Shares. In addition, in the Deposit Agreement each ADR Holder agrees to comply with the provisions of the Companies Act with regard to the notification to Reuters of interests in Ordinary Shares, described above under "Description of Share Capital - Restrictions on Ownership - Disclosure of Interests in Ordinary Shares".

RESTRICTIONS ON OWNERSHIP
-------------------------

         So long as the Articles (i) limit the number of Ordinary Shares in which any holder of Ordinary Shares may be interested or (ii) authorize Reuters to take certain actions (including disenfranchisement and withholding of dividends) in respect of Ordinary Shares held by a person who does not respond properly to a notice from Reuters requiring details of his interests in those Ordinary Shares, notwithstanding any contrary provision of the Deposit Agreement, each ADR Holder will be deemed to have agreed in the Deposit Agreement that such limitations will be applicable to and enforceable by Reuters against such ADR Holder and such ADR Holders' ADRs as if they were, to the extent practicable, the Ordinary Shares represented thereby, and the Depositary has agreed in the Deposit Agreement to use its reasonable efforts to comply with any written instructions received from Reuters requesting that the Depositary take the reasonable actions specified therein to apply and enforce such limitations (including disenfranchisement and disposal), provided that Reuters shall indemnify the Depositary and hold it harmless from any expense or liability incurred in complying with such instructions.

RECORD DATES
------------

         The Depositary shall, after consultation with Reuters if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by Reuters with respect to the Ordinary Shares) for the determination of the ADR Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such ADR Holders shall be so entitled.

VOTING OF DEPOSITED SECURITIES
------------------------------

         As soon as practicable after receipt from Reuters of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares or other Deposited Securities, the Depositary, to the extent practicable, shall mail to ADR Holders a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and
(c) the manner in which such instructions may be given. Upon receipt of instructions of a ADR Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavour insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

         To the extent such instructions are not so received by the Depositary from any ADR Holder, the Depositary shall deem such ADR Holder to have so instructed the Depositary to give a discretionary proxy to a person designated by Reuters and the Depositary shall endeavour insofar as practicable and permitted under the provisions of or governing Deposited Securities to give a discretionary proxy to a person designated by Reuters to vote the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which Reuters informs the Depositary (and Reuters agrees to provide such information promptly in writing) that (x) Reuters does not wish such proxy given, (y) substantial opposition exists or (z) materially affects the rights of holders of Ordinary Shares.

         In accordance with the Articles and English law, failure by an ADR Holder or beneficial owner of ADSs to comply with Reuters request for information of the nature described under "Disclosure of Interests" above may result, among other things, in the withdrawal of voting rights of the ADR Holder or beneficial owner of the ADSs and the ADR Holder being required to submit such Holder's ADRs for cancellation hereunder.

INSPECTION OF TRANSFER BOOKS
----------------------------

         The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by ADR Holders and Reuters for the purpose of communicating with ADR Holders in the interest of the business of Reuters or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS
--------------------------------

         The Depositary will make available for inspection by ADR Holders at the offices of the Depositary and the Custodian and at the Transfer Office the Deposit Agreement, the provisions of or governing Deposited Securities and any written communications received from Reuters which are received by the Custodian or its nominee as a holder of Deposited Securities and are made generally available to the holders of Deposited Securities. At the written request of Reuters, the Depositary shall also send to the ADR Holders copies of such reports when furnished by Reuters.

         Reuters will transmit to the Depositary promptly a copy or summary, to the extent required under applicable rules of the US Securities Exchange Act of 1934, of any communication that is (i) made generally available to holders of Deposited Securities by publication or otherwise or (ii) publicly filed or submitted with any securities regulatory authority or stock exchange. Reuters has delivered to the Depositary and the Custodian a copy of all provisions of or governing the Ordinary Shares and any other Deposited Securities issued by Reuters or any affiliate of Reuters and, promptly upon any change thereto, Reuters shall deliver to the Depositary and the Custodian, a copy of such provisions as so changed. The Depositary and its agents may rely upon Reuters delivery thereof for all purposes of the Deposit Agreement.

CHANGES AFFECTING DEPOSITED SECURITIES
--------------------------------------

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADRs (with or without calling the ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to ADR Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of Reuters, and to the extent the Depositary does not so amend the ADR or make a distribution to ADR Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT
----------------------------------------------

         The ADRs and the Deposit Agreement may be amended by Reuters and the Depositary without the consent of the ADR Holders, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of ADR Holders, shall become effective 30 days after notice of such amendment shall have been given to the ADR Holders. Every ADR Holder at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the ADR Holder to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

         The Depositary may, and shall at the written direction of Reuters, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the ADR Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise ADR Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the ADR Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, Reuters shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

CHARGES OF DEPOSITARY
---------------------

         The Depositary may charge each person to whom ADRs are issued against deposits of Ordinary Shares including deposits in respect of Share Distributions, Rights and Other Distributions and each person surrendering ADRs for withdrawal of Deposited Securities, US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights, and Other Distributions prior to such deposit to pay such charge. Reuters will pay such other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) as may be provided pursuant to agreements from time to time between Reuters and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by ADR Holders or persons depositing Ordinary Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR Holders delivering Ordinary Shares, ADRs or Deposited Securities (which are payable by such persons or ADR Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Ordinary Shares or ADR Holders withdrawing Deposited Securities; there are no such fees in respect of the Ordinary Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

LIABILITY OF ADR HOLDERS FOR TAXES
----------------------------------

         If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the ADR Holder thereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the ADR Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the

ADR Holder thereof remaining liable for any deficiency, and if appropriate shall reduce the number of ADSs evidenced thereby to reflect any such sales of Ordinary Shares. In connection with any distribution to ADR Holders, Reuters will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by Reuters; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary, the Custodian or Reuters. If the Depositary determines that any distribution in property other than cash (including Ordinary Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the ADR Holders entitled thereto.

GENERAL LIMITATIONS
-------------------

         The Depositary, Reuters, their agents and each of them shall: (a) incur no liability (i) if law, regulation, the provisions of or governing any Deposited Securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the form of ADR provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the form of ADR; (b) assume no liability except to perform its obligations (other than those directly related to the handling of Deposited Securities and Cash) to the extent they are specifically set forth in the ADR and the Deposit Agreement without gross negligence or bad faith; (c) assume no liability except to perform its obligations directly related to the handling of Deposited Securities and Cash to the extent they are specifically set forth in the ADR and the Deposit Agreement without negligence or bad faith; (d) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; (e) in the case of Reuters and its agents (other than the Depositary) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (f) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Ordinary Shares for deposit, any ADR Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, Reuters and the respective agents of each may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of Reuters and its affiliates and in ADRs. Reuters has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify Reuters against losses incurred by Reuters to the extent such losses are due to the negligence or bad faith of the Depositary or any of its agents under the Deposit Agreement. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

         Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, Reuters, the Depositary or the Custodian may require:
(a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Ordinary

Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges as provided in the Deposit Agreement; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of Ordinary Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or Reuters.

GOVERNING LAW
-------------

         The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

MORGAN GUARANTY TRUST COMPANY OF NEW YORK
-----------------------------------------

         The Depositary is Morgan Guaranty Trust Company of New York, a New York banking corporation, which has its principal office located in New York, New York. Morgan Guaranty Trust Company of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

         The Consolidated Balance Sheets of J.P. Morgan & Co. Incorporated ("J.P. Morgan"), the parent corporation of Morgan Guaranty Trust Company of New York, are set forth in the most recent Annual Report and Form 10-Q of J.P. Morgan. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the SEC.

         The Articles of Association of Morgan Guaranty Trust Company of New York and By-Laws together with the Annual Report, Form 10-K and Form 10-Q of J.P. Morgan will be available for inspection at the Principal New York Office of the Depositary.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                REUTERS HOLDINGS PLC
                                                --------------------------------
                                                (Registrant)


Dated:  March 5, 1998                            BY:  /s/ N.C. Gardner
                                                --------------------------------
                                                 Nancy C. Gardner
                                                 Attorney-in-Fact